Delisting Determination,The Nasdaq Stock Market, LLC,
July 17, 2009, Particle Drilling Technologies, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Particle Drilling Technologies, Inc. (the Company), effective at the opening of the trading session on July 27, 2009. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules
5550(b)(1), 5600 and 5635. The Company was notified of the Staffs determinations on March 31, 2009 and April 16, 2009. The Company requested a review of the Staffs determination before the Listing Qualifications Hearings Panel. Upon review of the information provided by the Company, the Panel determined that the Company did not qualify for inclusion on the Exchange based on its failure to comply with Listing Rules:
5550(b)(1), 5600, and 5635. The Company was
notified of the Panels decision on May 8, 2009 and trading in the Companys securities was suspended on May 12, 2009. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing
Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on June 22, 2009.